Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

On August 28, 2025, Strathcona Resources Ltd. (“Strathcona”) published the following post on LinkedIn featuring a statement by Executive Chairman of Strathcona, Adam Waterous, where Mr. Waterous discussed Strathcona's offer (the "Offer") to purchase all of the issued and outstanding common shares (the "MEG Shares") in the capital of MEG Energy Corp. ("MEG") not already owned by Strathcona and its affiliates.

Strathcona Resources Ltd.’s Executive Chairman, Adam Waterous, shares the following comment on MEG Energy’s decision to enter into an agreement to be acquired by Cenovus.

“The MEG Board has agreed to a take-under by Cenovus. The price reflects about a dollar per share less than the current value of Strathcona’s offer. Further, the structure being mostly cash is crystallizing value for MEG shareholders instead of Strathcona’s mostly share offer which would allow MEG shareholders the opportunity to ride the upside.

Hats off to Cenovus for preying on a weak board which owns almost no shares in the business and clearly adopted an "Anybody but Strathcona" view as a result of Strathcona putting the company in play. I am sure Cenovus felt that negotiating with the MEG Board was like taking candy from a baby.

Strathcona looks forward to continuing to engage with MEG shareholders in advance of the September 15 tender deadline on Strathcona’s offer. Should Strathcona be unsuccessful in its tender offer, it will be voting its 9.2% ownership stake in MEG against the Cenovus offer and will proceed with its previously disclosed plan of returning approximately $10 per share by year end to its shareholders.”

Additional Information and Where to Find It

This communication relates to the Offer. In connection with the Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, which includes the Offer to Purchase and Bid Circular dated May 30, 2025 (the “Offer to Purchase and Circular”) and other documents related to the Offer. This communication is not a substitute for the Registration Statement, the Offer to Purchase and Circular or any other relevant documents filed with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Offer to Purchase and Circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Offer.

The Registration Statement, Offer to Purchase and Circular and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov. The Registration Statement, Offer to Purchase and Circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Circular and accompanying letter of transmittal and notice of guaranteed delivery. The Offer to Purchase and Circular and the related documents, contain important information about the Offer and should be read in its entirety by MEG shareholders.

Cautionary Statement Respecting Information of MEG

Strathcona has not had access to the non-public books and records of MEG and Strathcona is not in a position to independently assess or verify certain of the information in MEG's publicly filed documents, including its financial statements and reserves disclosures. MEG has not reviewed this communication and has not confirmed the accuracy and completeness of the information in respect of MEG contained herein. As a result, all information regarding MEG included herein has been taken from, or is based upon, publicly available information filed by MEG with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Forward-Looking Information

This communication contains certain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words, and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to: Strathcona’s business strategy and future plans; the expected benefits of the Offer and the combination of Strathcona and MEG, both to MEG shareholders and Strathcona shareholders; the implications of the cash-and-stock takeover offer by Cenovus Energy Inc. (“Cenovus”) to acquire all of the issued and outstanding common shares of MEG (the “Cenovus Offer”); the pricing comparisons of the Offer and the Cenovus Offer; the intention of Strathcona to vote the MEG Shares already owned by Strathcona and its affiliates against the Cenovus Offer; the intention to pay a special dividend to Strathcona shareholders if the Offer is unsuccessful; the expected pro forma ownership of the combined company by the MEG shareholders and the Strathcona shareholders, including Waterous Energy Fund and Waterous Energy Fund III LP; and the intention of Strathcona to engage with the MEG’s Board and MEG shareholders directly.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Offer or otherwise, integrate Strathcona's and MEG's respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated synergies and other anticipated benefits of the Offer will be realized in a manner consistent with Strathcona's expectations; the success of Strathcona’s operations and growth and expansion projects; expectations regarding production growth, future well production rates and reserve volumes; expectations regarding Strathcona’s capital program; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; the availability of third party services; prevailing and future royalty regimes and tax laws; future well production rates and reserve volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Strathcona’s assets; decommissioning obligations; and the governmental, regulatory and legal environment, including expectations regarding the current and future carbon tax regime and regulations. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, it cannot assure readers that these expectations will prove to be correct.

The forward-looking information included in this communication is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: changes in commodity prices; changes in the demand for or supply of Strathcona’s products; changes in general economic and market conditions in Canada, the United States and elsewhere; determinations by the Organization of the Petroleum Exporting Countries and other countries as to production levels; unanticipated operating results or production declines; changes in tax or environmental laws, climate change, royalty rates, tariff rates or other regulatory matters; changes in Strathcona’s development plans or by third party operators of Strathcona’s properties; failure to achieve anticipated results of its operations; competition from other producers; inability to retain drilling rigs and other services; incorrect assessment of the value of acquisitions; delays resulting from or inability to obtain required regulatory approvals; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Strathcona’s oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets or other sources of capital; increased costs; a lack of adequate insurance coverage; and the impact of competitors. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. Strathcona’s Annual Information Form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this communication speaks only as of the date of this communication and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.